UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Natural Golf Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63888E203

(CUSIP Number)

December 17, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63888E203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Herskovits

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,109,521 shares of Common Stock(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,109,521 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,109,521 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ CERTAIN SHARES*

11.

Percent of Class Represented by Amount in Row (9)
Approximately 21.9% as of the date of this filing.  (Based on 5,021,254 shares of Common Stock issued and outstanding as of December 17, 2003, plus the shares of Common Stock issuable upon the conversion of the secured debenture and exercise of the warrant referred to in Footnote 1 to Item 4.)

12.	Type of Reporting Person (See Instructions) IN

(1)  See Footnote 1 in Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Herskovits Enterprises L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois Limited Liability Company U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,109,521 shares of Common Stock(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,109,521 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,109,521 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ CERTAIN SHARES*

11.

Percent of Class Represented by Amount in Row (9)
Approximately 21.9% as of the date of this filing.  (Based on 5,021,254 shares of Common Stock issued and outstanding as of December 17, 2003, plus the shares of Common Stock issuable upon the conversion of the secured debenture and exercise of the warrant referred to in Footnote 1 to Item 4.)

12.	Type of Reporting Person (See Instructions) OO

(1)  See Footnote 1 in Item 4.

Item 1.
	(a)	Name of Issuer NATURAL GOLF CORPORATION
	(b)	Address of Issuer’s Principal Executive Offices 1200 East Business Center Drive, Suite 400 Mount Prospect, Illinois 60056

Item 2.
	(a)	Name of Person Filing Thomas Herskovits
	(b)	Address of Principal Business Office or, if none, Residence c/o Natural Golf Corporation 1200 East Business Center Drive, Suite 400 Mount Prospect, Illinois 60056
	(c)	Citizenship U.S. Citizen

	(a)	Name of Person Filing Herskovits Enterprises L.L.C.
	(b)	Address of Principal Business Office or, if none, Residence c/o Natural Golf Corporation 1200 East Business Center Drive, Suite 400 Mount Prospect, Illinois 60056
	(c)	Citizenship Illinois Limited Liability Company
	(d)	Title of Class of Securities Common Stock, no par value per share
	(e)	CUSIP Number 63888E203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,109,521 shares of Common Stock(1)
(b)

Percent of class:
Approximately 21.9% as of the date of this filing.  (Based on 5,021,254 shares of Common Stock issued and outstanding as of December 17, 2003, plus the shares of Common Stock issuable upon the conversion of the secured debenture and exercise of the warrant referred to in Footnote 1 to Item 4.)

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 1,109,521 shares of Common Stock(1)
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 1,109,521 shares of Common Stock(1)

(1)                                  The securities reported herein include: (i) 764,143 shares of common stock owned by Thomas Herskovits; (ii) 292,878 shares of common stock owned by Herskovits Enterprises L.L.C., an Illinois limited liability company owned by Thomas Herskovits;

and (iii) 52,500 shares of common stock that are issuable upon conversion of a secured debenture and exercise of a warrant that are owned by Thomas Herskovits.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 4th day of February, 2004

THOMAS HERSKOVITS

/s/ Thomas Herskovits
Thomas Herskovits

HERSKOVITS ENTERPRISES L.L.C.

By:	Thomas Herskovits, its managing member

/s/ Thomas Herskovits
Thomas Herskovits

EXHIBIT INDEX

Exhibit No.	Description

1	Agreement Pursuant to Rule 13d-1 (k) (1) (iii) Concerning Joint Schedule 13G Filing